Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-0305
U.S.A.

July 6, 2007

RE:	ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.
FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 AND 2005
FILE NO. 1-13406

Dear Mr. Rosenberg:

This letter is in response to the Staff's comment letter dated June 15, 2007 (the "Comment Letter"), relating to the Annual Reports on Form 20-F for the fiscal years ended December 31, 2004 and 2005 (the "2004 20-F" and "2005 20-F") of Administradora de Fondos de Pensiones Provida S.A. ("Provida", "we" or the "Company").

General

1.	Please file the responses on EDGAR that were sent to us by e-mail on October 13, 2006 and January 11, 2007

We have attached to this response letter the required files.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Critical Accounting Policies

Accounting for Life and Disability Insurance Cost. page 33

For the following comments related to life and disability insurance costs, please refer to prior comment one.

2.
You disclose (for life and disability insurance cost) that “critical accounting policies under the U.S. GAAP do not differ from the Chilean GAAP policy.” However, you describe and quantify significant differences between these accounting conventions in Note 40(m) and 40(o). Please explain this apparent contradiction to us in disclosure-type format.

We believe that it would be appropriate to delete the above sentence and append the following at the end of the section “Critical Accounting Policies”:

In the reconciliations for the year 2004, certain significant adjustments are posted between U.S. GAAP and Chilean GAAP, however, these adjustments do not consist of conceptual differences in the calculation of the life and disability insurance expense; they correspond to differences generated by the manner in which certain variable modifications in the formula for disability and life insurance expense were made, Chilean GAAP versus U.S. GAAP.  The Superintendency of AFPs in Chile dictated that these variable modifications be applied to all prior years´ provisions and that the accounting adjustment effected be posted to current year income.  For U.S. GAAP purposes, these modifications were deemed to be “corrections of errors” which required restatement and posting to individual prior year income statements.

The casualty model is used for both Chilean GAAP and U.S. GAAP purposes in estimating the premium for disability and life insurance. Under the rules of the Superintendency of AFPs, Chilean GAAP is required to apply the discount rate of the insurer to the provision should it be lower than the casualty model, while U.S. GAAP would continue to incorporate the variables as estimated in the casualty model. To date, this conceptual difference has not generated material differences in the provision, U.S. GAAP versus Chilean GAAP.

3.
Your “most material contractual obligation” is related to life and disability policy insurance costs, which is “determined using the predictive model through only year 6” because “it is too difficult to predict macro economic variables (after) that period.” Please tell us how using only a 6-year payment assumption on the adequacy of your provision for life and disability insurance obligations at December 31, 2005 complies with U.S. GAAP.

Provida is responsible for paying a monthly premium (trued up yearly based on certain variables incorporated in the premium based on experience ratings) to an insurance company contracted with through a bid process for life and disability insurance. The insurance company with whom we contract the insurance is responsible for the payments to the beneficiaries of the life insurance and/or the disabled, not Provida.

We therefore believe that it has been inappropriate for us to include the total amount of premiums in our contractual obligation table and respectfully submit to the Staff that we have modified the contractual obligation table and its description in our Report on Form 20-F for 2006 as follows, to include, in this particular case under “L & D Insurance,” the liability for the life and disability insurance as of December 31, 2006:

(MCh$ constant)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations
L&D Insurance	18,001	18,001	–	–	–
Unconditional purchase obligation	592	592	–	–	–
Operating leases	–	–	–	–	–
Total Contractual Obligation	18,593	18,593	–	–	–
Commercial Commitments
Bank lines overdrafts	24,546	24,546	–	–	–
Lease contracts	437	47	75	55	260
Total Commercial Commitments	24,983	24,593	75	55	260

Provida’s most material contractual obligation stems from the life and disability insurance policy signed with BBVA Seguros de Vida S.A. The liability with the insurer  is settled in the first quarter of the following year.

4.	We continue to believe that your analysis showing a hypothetical 15% change could be improved. Please provide the following in disclosure-type format:

-
You provide a “hypothetical 15% change in interest rates, frequency of casualties and pension funds returns.” Provide an analysis that quantifies the impact of “reasonably likely” as opposed to “hypothetical” changes in your key assumptions.

We advise the Staff that the 15% change was intended to incorporate a certain level of change, however, based on the Staff’s comment, we have decided to align our sensitivity analysis more in conformity with the “most likely” scenarios as mentioned by the Staff and would propose the following in future filings:

We believe that our sensitivity analysis table as presented below and included in our document should have the following title changes to the column headings and that the amounts should represent the aggregate of the “most likely” aggregate of variables which could reasonably (within our historical experience and forward market information) negatively affect our provision as well as those which could positively affect our provision.

The liabilities calculated under the casualty model represent the Company’s best point estimates of the required future payments for premiums. The sensitivity analysis presented in pages 32 through 34 of our Report on Form 20-F for 2006 represents the potential changes in the liability that, in management’s opinion are the most relevant to determine the insurance obligation, incorporating the factors listed in the table.

	2006
	Most Likely Aggregate Negative Variable Scenario	Base Scenario (**)	Most Likely Aggregate Positive Variable Scenario
Discount Rate	2.95%	3.49%	4.00%
Rate of return on ICA’s	0.00%	6.00%	10.00%
Total Liability (MCh$)(*)	$27,305	$16,872	$7,690
(*) The liability is net of financial revenues generated by the insurance contracts
(**) The base case is the casualty rate estimated by the casualty model, which is lower than the amounts in the insurer’s balance sheet and therefore, the insurer’s amounts were used as the basis to record the respective liability under Chilean GAAP”.

The following is a description of the key information used by Provida in its casualty model and how such information compares with the information used by insurance companies:

•
Discount rates: in order to calculate the amount of the required liability necessary to cover the premiums we pay on life and disability insurance, the provision must be discounted by the interest rate determined by law that is the market rate for annuities. At the date of the initial disability amount determination, the insurer uses the market rate (minimum rate of last semester) for such an annuity. Provida, however, uses the forward rates for the 10 year government bond, plus a risk premium, because there is no market for forward rates for annuities. Such rates correspond to the maturity periods of the obligations maturities (6 months, 12 months up to 36 months). Currently, Provida uses a discount rate of 3.49%, while the discount rate used by insurers is 2.95%. To establish the negative most likely scenario, the moderate interest levels of life annuities during 2006 were considered (average of 3.3%), taking the lowest value of the year of 2.95%. For the positive most likely scenario, the highest in the range of forward rates for similarly-lived government bonds were considered in accordance with the calculation method previously described, which were in levels near to 4% for a 36 months forward rate.

•
Returns on affiliates’ individual capitalization accounts: Affiliates have a positive balance in their individual capitalization accounts, and this balance will earn investment income over the three years following the initial disability amount determination until the final disability determination is made. The insurer’s calculations do not take into account that the affiliate’s individual capitalization account will grow over such three year period. Unlike the insurer, Provida’s casualty model assumes that the individual capitalization account will grow at 6% per year, an estimate made internally according to the composition of Fund type C and the market expectations regarding the returns of such instruments. The use of 10% as the highest return is reasonable based on the historical experience of the Company over the last 4 years. Provida has not, within that time period, had a negative return; our “negative most likely scenario” is therefore consistent in that it uses 0% as the lowest level of return. Taking into account such projected growth of the affiliate’s individual capitalization account, liabilities in respect of future premium payments made for disability and life insurance made by Provida are lower in relation with respect to this factor to those estimated by the insurer.

Other factors are included as variables in the casualty model which, however, do not significantly impact the calculation of the premium such as the death of disabled affiliates in light of the fact that a certain percentage of affiliates that receive an initial disability entitlement determination die prior to the final determination of their disability. Because survivor beneficiary benefits are lower than disability payments, this percentage can significantly influence the amount of disability payments that are ultimately required to be made. The insurer assumes that no disabled affiliates will die prior to the final determination of their disability. Provida, however, based on historical experience, assumes that 10% of such affiliates will die prior to such time. Accordingly in this respect, Provida’s provisions regarding future disability payments are lower than estimates made by the insurer.

In the case of incurred but not reported claims, historical experience is used in the casualty model.

In this way, in any stage of an insurance contract, the Company calculates and provisions the expected cost of the premium of the insurer. In fact, through the application of the casualty model previously described, the provisions made by Provida with respect to future premium payments to be made to the insurer intend to reflect in a more accurate way, the effective payments that it should make so that there is a higher correlation between revenues and expenses for a specific period. The information in the casualty model is reviewed monthly, making any modification considered appropriate at that moment.

Under the accounting criteria applied by the Company, if the casualty rate calculated by the model is higher than the casualty rate calculated and maintained by the insurer, the amounts established by the model will be used. On the contrary, if the casualty of the model were lower than the casualty rate included in the balance sheet of the insurer, the amount to be provisioned would be the latter, which is considered as minimum amount under the current regulation. In light of the superior forward rates used in the casualty model to discount disability payments, the casualty rate estimated by the model is lower than the amounts established in the insurer’s balance sheets and therefore, these amounts are used as basis to make provisions for the years ended December 31, 2005 and 2006.

•
Explain the factors that you considered in determining the worst scenario and best scenario. We would expect this range of experience reflected in these scenarios to be generally consistent with your recent historical experience. Explain the reasons for use of assumptions in this analysis that deviate materially from your recent historical experience.

As described in the 2006 model description above, the basis of our projections correspond to a combination of elements gathered from historical evidence and market expectancies.

Regarding returns of pension funds, for the positive and negative most likely scenarios, we took as an estimate base the historical evidence. Even though, volatility of returns has been relevant (8 points), no three-year period  has recorded negative returns in consecutive or cumulative terms, therefore, the negative most likely scenario has been supposed to be 0%. The positive most likely scenario has been calculated using the average return of the system from the last 4 years, a figure consistent with the return achieved since inception. Finally, the return of the base scenario corresponds to an estimate made internally according to the composition of Fund type C and the market expectancies regarding the returns of the involved instruments. The estimated return for the base scenario is 6% in real terms (not including a factor for CPI), where in respect to fixed income portfolio (deposits, Government fixed income and fixed income with spread) with expected returns of 3.4% in real terms, representing 58% of the total portfolio, while the estimated return of variable income (stocks and mutual funds) is 9.7% representing 42% of the portfolio.

In connection with the discount rates, forward rates have been used as they are considered a good indicator to arrive at present value. Since the Chilean financial system does not have a market of forward rates for life annuities (used for the calculation of disability liability), the available instruments of similar duration in the markets were analyzed, concluding that a Government instrument (BCU 10) performed similarly to life annuities. Because the Government instrument is risk free, a risk premium is added from the spread between life annuities rates and the rates of risk free instruments in the market, which has shown a stable performance through time. In the base scenario, the forward rates of BCU 10 are applied by period (from 6 to 36 months depending on the lag time for disability payments regarding casualties), plus the risk premium determined according to the above description. To establish the negative most likely scenario, the moderate interest levels of life annuities during 2006 were considered (average of 3.3%), taking the lowest value of the year (2.95%), which was also used to constitute reserves for disability in the second quarter as it was the lowest value in the previous semester. For the positive most likely scenario, the highest levels of forward rates were considered in accordance with the calculation method previously described, which were in levels near to 4% for a 36 months forward rate.

Finally, the parameter used for deceased disabled affiliates has been the same for the different scenarios due to the recent historical experience at 10%, as a result of biometric profiles of our casualty portfolio.

•
Explain your basis for concluding that interest rates, frequency of casualties and pension funds returns would increase or decrease, simultaneously by 15%, affecting fair value, cash flows and earnings by the same amount.

As noted above, the Company changed the disclosure in our Report on Form 20-F for 2006.

Even though, in 2005 a 15% change was used for all the variables, the most relevant parameter to determine the casualty rate corresponding to the discount rate is incorporated within historical parameters and forward market information. For the worst scenario, the interest rate of 3.4% corresponds to the average of the first quarter of 2005, which sustains the downward trend of interest rates experimented in recent years (from 5.2% in 2002 and 3.9% at the end of 2004). For the best scenario the historical average of 4.6% of the last three previous years (2002-2004) was considered. For the base scenario, market data were used, determining an interest market rate of 4% based on a forward rate of 3.23% plus a risk premium of 0.75%.

•	Explain what the 2005 base scenario amount represents and how it relates to your consolidated income statement.

As long as expectancies of upward interest rates are observed (sustained in forward rates) like in years 2005 and 2006, the casualty model will consider such expectancies in the valuation of liability premiums for life and disability insurance. This value would be less than the value calculated by insurers, since they must use, as established in the regulation, in the valuation of such liabilities, the minimum life annuity interest rate of previous semester, that is, a historical rate that is not updated until the moment of payment, three years later.

Consequently, since the AFP must record under the local regulation the liability calculated by the insurer as the minimum when the amount calculated in the base scenario is less than the amount accounted by the AFP at the close of 2005, which is the amount provisioned at that year-end.   For U.S. GAAP purposes, the amount calculated in the base scenario is the liability recorded by the AFP.

On the contrary, in the event that downward interest rates are observed, the value determined by the model would be recorded as the provision for both U.S. and Chilean GAAP.

Operating Results, page 36

5.
Please refer to prior comment five and the corresponding new disclosure in your 2005 Form 20-F. We continue to believe that you could improve the discussion and quantification of factors underlying changes in life and disability insurance expense (55.4% and 50.4% of total expenses in 2004 and 2005 respectively), particularly those factors causing the variability in these expenses and the impact of related known trends and uncertainties on future operating performance. Please provide in disclosure-type format an expanded discussion of the factors underlying changes in life and disability insurance expenses, particularly the impact of changes in key assumptions for prior year casualty rate estimates, for each period presented and discuss the likelihood that the current trend in casualty rate adjustments will continue in the future. Also, discuss the relationship between the maximum casualty rates in your insurance contracts (e.g. 1.27% for 2005) and changes in life and disability insurance expense for each period presented. If your accounting policy under U.S. GAAP does differ from Chilean GAAP, provide us this information on a U.S. GAAP basis in disclosure-type format.

As explained in the previous point, the casualty model determines the fair value of the liability that arises for the premium Provida incurs on its life and disability insurance policy, which consequent related payments made by the insurance company to our affiliates are made in accordance with the law. Since the AFP must appropriately provision the cost of life and disability insurance (specifically in light of the fact that our projections of costs have a direct impact on the establishment of the fees we will charge affiliates), it has been considered necessary to determine every month the estimated cost of such insurance calculated under certain parameters (incorporating the appropriate variables and using the casualty model) and accrue such cost in the same period, obtaining in this way an appropriate correlation between revenues and expenses of each period.

AFP Provida has been improving its casualty model, incorporating adjustments to relevant variables that are not considered in the insurers’ balances, to determine in a more accurate way the real casualty rate incurred in the determined period, which directly influences the amount of premium it pays to the insurance company for life and disability insurance. Among the variables considered, the discount rate for casualties is important, as are the expected return of the individual capitalization account and the recognition bond, and the likelihood of coverage for deceased disabled affiliates (in other words, how we incorporate the variable “mortality” in our casualty model) according to the information described above.

With respect to trend of relevant variables, the use of forward rates to determine the liability of the life and disability insurance permits us to determine its fair value in the most probable scenario. Additionally, the analysis of the different scenarios, allows us to foresee in a possibly reasonably range the variations of fair value, cash flows and earnings of the Company.

Regarding the maximum rate of contracts, although the parameter is previously defined and is part of the Provida’s bidding process, this is established according to casualty rate expectancies of the portfolio. Since the evolution of casualty rate has been increasing during recent years and the AFPs are those responsible for granting life and disability benefits, the maximum casualty rate of insurers’ contracts have experienced the same evolution. In this regard, contracts for 2001, 2003 and 2005 establish a maximum rate of 0.95%, 1.10% and 1.27% respectively, assuming the two first contracts (2001 and 2003) the increment of requests and the last one (2005) the downward interest rate trend.

Under U.S. GAAP, the value of the liability for premium should always be recorded in accordance with the appropriate choice of rates, percentages, etc. of the underlying variables, which is determined by the casualty model up to the stop loss.  However, under Chilean GAAP, the value of such liability should be recorded as a minimum at the amount communicated by the insurer (also taking into consideration the stop loss).

Related to our verbal discussion concerning this point, we have incorporated into our Item 5 descriptions of fluctuations in the life and disability insurance expense between years, if material, an explanation of which underlying variables fluctuated most, an explanation of the factors which provoked such fluctuations, and the specific associated quantified amounts.

D. Tabular Disclosure of Contractual Obligations, page 44

6.
Please refer to prior comment seven and the corresponding new disclosure in your 2005 Form 20-F. We continue to believe that disclosure in your table of contractual obligations could be improved. Please describe in disclosure-type format your loss development experience beyond year 6, including the expected duration of your ultimate loss development and the reasonably likely relationship between actual loss development through year 6 and expected ultimate loss development. Provide other quantitative or qualitative information that indicates the magnitude of this unrecorded contractual obligation beyond year 6 and other pertinent data for an understanding of the timing and amount of these obligations. If you are unable to provide this information, describe more specifically those uncertainties that preclude you from making a reasonably likely estimate of your obligations after year 6.

See our response to question 3. See also page 43 on our Report on Form 20-F for 2006.

Item 18. Financial Statements

Note 40. Differences between Chilean and United States Generally Accepted Accounting Principles

II. Additional disclosure requirements

b. Income statement---U.S. GAAP, page F-73

7.
Please refer to prior comment nine. We believe that your U.S. GAAP income statement does not adequately conform to the guidance provided in Article 7 of Regulation S-X. In particular, it does not present a separate caption for life and disability insurance expense. Please provide us a revised U.S. GAAP income statement that conforms to the requirements of Article 7 of Regulation S-X or tell us why you believe Article 7 does not apply to your company.

We do not believe that we must meet the requirements of Article 7 as Provida is not an insurance company.  Provida is one of the many AFPs in Chile whose government charter is to provide investment opportunities for private investment of mandatory Social Security deductions.  With certain exemptions, all employees in Chile must have what are equivalent to Social Security deductions made from their salaries. The employees are then free to choose the AFP whose selection of funds available to invest in are most palatable to them as well as to choose (within certain parameters as to proximity to retirement) the fund/funds they wish to invest in.  The administration of such contributions and such funds is the business of an AFP. Under their government charter, they are required additionally to contract with an insurance company to carry insurance covering disability and life for their affiliates.  In conjunction with the insurance company, they administer such benefits, but we do not believe that this defines them as an insurance company.

In page F-57 of our Report on Form 20-F for 2006, we inserted in the U.S. GAAP income statement a disclosure regarding Operating Expenses (related parties) to Disability and Life Insurance Expense (related parties), as follows: “(*) Life and disability insurance premium expenses under U.S. GAAP amounted to MCh$45,162, MCh$47,870, MCh$57,107 for the years ended December 31, 2004, 2005 and 2006”.

If we can provide any further information or if the staff would like to discuss our responses, please call me at (56-2-351-1200).

Sincerely,

/s/ Carlo Ljubetic Rich
Carlo Ljubetic Rich
Alternate Chief Executive Officer

October 13, 2006 E-mail Response

As we have discussed, two restatements were made to Provida’s historical financial statements in connection with the payments to a third-party provider of life and disability insurance.  The first restatement was in 2003 and involved the correction of an error under US GAAP and Chilean GAAP.  The second restatement was made in 2004 and applied only to Provida’s US GAAP financial information.

2003 Restatement

Up to November 2003 and pursuant to applicable Superintendency of Pension Funds Administrators (the “Superintendency”) regulations, Provida took monthly provisions relating to claims for disability and survival benefits calculated as one-twelfth of the difference between payments made to the insurance company over the course of one year (the “temporary rate”) and the greater amount that Provida estimated it would be required to pay to the insurance company at a once-a-year truing up of accounts that took place in March of each year. These monthly provisions were charged to Provida’s income statement.  Under this system, the 12 months covered in each March true-up would include 9 months of the prior fiscal year and three months of the current fiscal year. The 2003 restatement arose from a ruling by the Superintendency that Provida should take all provisions relating to a fiscal year in such fiscal year and not in part in March of the following year. As such, Provida restated its historical financial statements, as explained below, in order to allocate the provisions it had taken to the appropriate fiscal year—essentially moving to the prior fiscal year provisions taken in March of the subsequent year which in fact related to the prior fiscal year.

Application of the Superintendency’s ruling required the restatement of provisions totaling in the aggregate Ch$7,063 million (Ch$5,863 millions net of deferred taxes) for the period from 1999 (the year in which provisions for payments to be made to the insurance company began to lag behind the amount of actual payments made on claims) to 2003.

The table below shows the detailed amounts associated with the 2003 restatement along with footnotes which provide an explanation of each key adjustment to Provida’s historical expenses and shareholders’ equity:

Millions of Chilean pesos (restated for general price-level changes)	1999	2000	2001	2002	2003
2003	MCh$	MCh$	MCh$	MCh$	MCh$
Insurance premium expense (A)	(28,011)	(29,013)	(31,424)	(34,256)	(53,312)
True-up 2003 (B)	(1,090)	(1,691)	(3,898)	(384)	7,063
Insurance premium expense as restated as of December 31, 2003 (C)	(29,101)	(30,704)	(35,322)	(34,641)	(46,249)
Interest income			2,506	2,950	1,563
Total expense for the year as restated (D)	(29,101)	(30,704)	(32,816)	(31,691)	(44,686)
Deferred taxes (17% tax rate)	185	288	663	65	(1,201)
Effect in net equity, in the Chilean and US GAAP after true-up net of deferred taxes (E)	(904)	(1,404)	(3,235)	(319)	5,863

October 13, 2006 E-mail Response

(A) Corresponds to the insurance expense from 1999 to 2003, prior to application of the Superintendency’s ruling described above.

(B) Corresponds to the restated amounts arising from application of the Superintendency’s ruling. The total amount of the restatement for the periods shown was Ch$7,063 million (Ch$5,863 million net of deferred taxes). The positive effect in 2003 is explained in large measure by the significant true-up made by Provida in March of 2003. This payment negatively affected the first quarter 2003 results but principally related to claims for disability occurring in 2002.  The need for a small true-up payment in 2002  (despite the fact that a significant portion of the 2003 true-up related to claim payments corresponding to 2002) is explained by the same effect that occurred in 2003 and the amount of payments that actually related to 2001 (and were pushed back into such year) nearly equaled the amount of payments that were pushed back into 2002 from 2003.  The restatements in prior years occurred in the same manner as 2003, 2002 and 2001.

(C) Beginning in 1997 and particularly in 1999 and later, requests for disability benefits began to increase gradually and the casualty rate began to exceed the temporary rate (the amount of monthly payments made by the AFP to the insurance company according to the insurance contract). This trend was principally attributable to the following factors: (i) increasing unemployment, (ii) a greater familiarity on the part of affiliates with the benefits available to them, (iii) an overall aging of the client portfolio and (iv) the granting of benefits to riskier segments.

(D) Corresponds to the restated insurance expense plus interest income, reflecting net insurance premium expenses.

(E) Reflects the true-up amount net of deferred taxes.

2004 Restatement

The following discussion should be placed in the context of the basic manner in which the Chilean pension system works.  Insurance coverage for AFP’s exists to cover payments required to be made by AFP’s in the event of death or permanent disability of an affiliate prior to his or her retirement.  In such an event, the AFP must contribute to the affiliate’s individual capitalization pension account an amount (the “contribution”), which together with the accrued amount in his/her individual capitalization account and the recognition bonus that the AFP retains for the affiliate (in accordance with the pension savings in the old system), is equal to the present value of all of the pension payments to which the affiliate or his/her beneficiaries are entitled to under applicable pension rules.  There is an inverse relationship between the amount of the contribution and the discount rate used to calculate such amount—when the discount rate increases, the amount of the contribution decreases; when the discount rate decreases, the amount of the contribution increases.  According to applicable regulation, the discount rate used each month is required to be based on the average of all contracts for life and disability annuities that may have been purchased in the three months preceding the calculation of the discount rate.

As we have discussed, in the case of disability benefits, a preliminary evaluation (the “initial determination”) of entitlement to disability benefits is made three years prior to the final determination (the “final determination”) of eligibility of disability benefits.  At the time of the initial determination, a provision for future disability payments is made based on the discount rate then in effect. During the 36 months between the initial determination and the final determination, temporary monthly payments are

October 13, 2006 E-mail Response

made.  At the end of the three year period and following the final determination, a final disability payment is made based on the discount rate then in effect.

The 2004 restatement arose as a result of the development by the Company of a predictive model to assist it in more accurately estimating the amount of insurance payments it would be required to make in respect to benefits claims received during any specified period.  Following implementation of its predictive model, the Company concluded that, in general, the amounts of payments for life and disability benefits that it would be required to make to the insurance company in the future were higher than the amounts calculated pursuant to the insurance companies’ balance sheets. As a result, the predictive model suggested to the Company that it should make monthly provisions in excess of those required to meet the payments the insurance companies stated would need to be made in the future. As explained below, the accounting treatment for the 2004 restatement differed under Chilean GAAP and US GAAP.

As has been described in the Company’s prior letters to the Staff, the Company developed the predictive model in order to apply certain criteria to the estimation process that, under applicable legislation, insurance companies are not permitted to employ. The most important variables included in the predictive model are the discount rate used to calculate the present value of the amount required to be present in the individual capitalization accounts in order to satisfy all future benefit payments (the predictive model uses the three-year forward rate of a government debt instrument adjusted for risk (there is no forward rate for life annuities and, the said government paper has experienced a similar performance), while the insurance companies use the life annuities interest rate in effect at the time of benefit calculation), the rate of return of pension funds regarding the amounts deposited in affiliates’ individual capitalization accounts and adjustments to the probability of payment under disability claims.

Application of the predictive model required the Company to recalculate the provisions for future benefit payments made in each historical period using the revised criteria of the predictive model, including the three-year forward rate as a discount rate. In this manner, the Company sought to more accurately determine its future costs under each of the insurance policies that remained open.

Under Chilean GAAP, the Superintendency of AFPs required that the amount of any restatements suggested by the predictive model be reflected only in the 2004 financial statements and not in the years in which the benefits claims that correspond to the increased future payment obligations took place.  Accordingly, under Chilean GAAP, no restatement was made in any year other than 2004.

Under US GAAP, the Company applied APB 20, Correction of an Error and restated the insurance expenses recorded in each prior year to reflect application of the predictive model. This approach is consistent with the principle that the AFP must at all times adequately provision its life and disability insurance costs and match such provisions against revenues received in each such period, thereby maintaining the appropriate correlation between revenues and expenses in each period and complying with this basic principle of accounting.

As a result of the application of the predictive model and the 2004 restatement, a difference arose between the amounts of insurance expenses recorded under US GAAP versus Chilean GAAP in the amount of Ch$8,098 million.  Under US GAAP, this amount was allocated to the years in which the relevant benefits claims were received in the manner set forth below:

October 13, 2006 E-mail Response

Millions of Chilean pesos (restated for general price-level changes)	1999	2000	2001	2002	2003	2004
2004
Insurance premium expense 2004						(50,794)
Restatement made in 2004	(7,179)	(1,723)	(1,275)	(3,482)	5,561	8,098
Insurance premium expense as restated in 2004	(36,280)	(32,427)	(34,091)	(35,172)	(39,125)	(42,696)
Interest income						1,134
Total expense for the year as restated	(36,280)	(32,427)	(34,091)	(35,172)	(39,125)	(41,562)
Deferred taxes (17% tax rate)	1,220	293	217	592	(945)	(1,377)
Effect in net equity, in the US GAAP after restatement net of deferred taxes	(5,958)	(1,430)	(1,058)	(2,890)	4,615	6,721

The decreases in insurance premium expense in 2003 and 2004 principally result from the fact that in 1999, 2000 and 2001, the years when disability or life benefit claims were made in respect of payments made in 2003 and 2004, the discount rate used to record insurance expense provisions was an average of 5.3%, while the actual discount rate used in 2003 and 2004 to make payments in respect of such claims was an average of 4.1% average.  The lower discount rate in 2003 and 2004 led to higher actual payments than had been provided for in the earlier periods.  As a result of the application of APB 20, the amounts of the provisions taken in 1999 to 2001 were increased under US GAAP while the amount of insurance expense recorded in the later periods was correspondingly decreased. Simply stated, a significant portion of the insurance expense incurred in 2003 and 2004 should have been incurred in 1999 to 2001 had a more accurate estimate of the discount rate been made in such earlier periods.

The effect on net equity in each period is equal to the restatement amount net of deferred taxes.

Effect of Predictive Model on Future Provisions

Under Chilean regulations applicable to AFPs, the AFPs must at a minimum make provisions equal to the liabilities reflected on the insurance companies’ balance sheets.  If an AFP has reasonable evidence that supports making higher provisions than that which is reflected on the insurance companies’ balance sheets, the AFP may acknowledge such higher provisions.  Hence, in a situation where the three-year forward interest rate is increasing, the Company’s predictive model would determine that the appropriate provision amount would be lower than that which would be reflect on the insurance companies’ balance sheets.  Under Chilean GAAP, the Company could not, however, make provisions in a lower amount than that which was reflected on the insurance companies’ balance sheets. By contrast, under US GAAP, the Company would be permitted to make the provisions suggested by the predictive model, which would be lower than the amount provided under Chilean GAAP.

Accordingly, in an environment of decreasing interest rates, which would lead to higher provisions under the Company’s predictive model, the provision amounts would be the same under US and Chilean GAAP.  In the opposite environment of rising interest rates, the Company’s provisions will generally be lower under US GAAP than under Chilean GAAP.

January 11, 2007 E-mail Response

Annual expenses for Disability and Survival insurance premiums

Millions of Chilean peso (restated for general price-level changes)	1999	2000	2001	2002	2003
2003	MCh$	MCh$	MCh$	MCh$	MCh$
Insurance premium expense	(28.011)	(29.013)	(31.424)	(34.256)	(53.312)
True-up 2003	(1.090)	(1.690)	(3.548)	(735)	7.063
Insurance premium expense as restated as of December 31, 2003	(29.101)	(30.703)	(34.972)	(34.991)	(46.249)	(1)
Interest income			2.156	3.055	1.564	(2)
Total expense for the year as restated	(29.101)	(30.703)	(32.816)	(31.936)	(44.685)
Deferred taxes (17% tax rate)	185	287	603	125	(1.201)	(3)
Effect in net equity, in the Chilean and US GAAP after true-up net of deferred taxes	(905)	(1.403)	(2.945)	(610)	5.863

(1)	Note 8 c) Effect on results. Item Net expenses for the year (2003). Page F-15

(2)	Note 8 c) Effect on results. Item Positive adjustments by insurance companies (for the year 2003). Page F-15

(3)
Due to different tax rates have been in place during the years presented, for purposes of this letter we are using 17% (2004 tax rate) in order to facilitate the calculation. The differences associated with the application of   different tax rates resulted in non significant amounts.

Millions of Chilean peso (restated for general price-level changes)	1999	2000	2001	2002	2003	2004
2004	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Insurance premium expense 2004						(50.794)	(1)
Restatement made in 2004	(7.179)	(1.723)	(1.275)	(3.482)	5.561	8.098	(2)
Insurance premium expense as restated in 2004	(36.280)	(32.427)	(34.091)	(35.172)	(39.125)	(42.696)
Interest income						1.134	(3)
Total expense for the year as restated	(36.280)	(32.427)	(34.091)	(35.172)	(39.125)	(41.562)
Deferred taxes (17% tax rate)	1.220	293	217	592	(945)	(1.377)	(4)
Effect in net equity, in the US GAAP after restatement net of deferred taxes	(5.958)	(1.430)	(1.058)	(2.890)	4.615	6.721	(5)

(1)	Note 8 c) Effect on results. Item Net expenses for the year (2004). Page F-15

(2)	Note 40 m) Effect of Confirming to US GAAP. Item Disability Insurance expense (for the year 2004). Page F-62.

January 11, 2007 E-mail Response

(3)           Note 8 c) Effect on results. Item Positive adjustments by insurance companies (for the year 2004). Page F-15.

(4)
Note 40 m) Effect of Confirming to US GAAP. Item Effects of deferred income taxes and US GAAP adjustments (for the year 2004). Page F-62. Due to different tax rates have been in place during the years presented, for purposes of this letter we are using 17% (2004 tax rate) in order to facilitate the calculation. The differences associated with the application of   different tax rates resulted in non significant amounts.

(5)	(2) + (4)